Exhibit 99.A



KIEWIT CONSTRUCTION & MINING GROUP

Index to Financial Statements and
Management's Discussion and Analysis of
Financial Condition and Results of Operations


Financial Statements:

	Condensed Statements of Earnings for the three months ended September 30, 1996 and 1995 and the nine months ended September 30, 1996 and 1995
	Condensed Balance Sheets as of September 30, 1996 and
		December 30, 1995
	Condensed Statements of Cash Flows for the nine months ended September 30, 1996 and 1995

	Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations


KIEWIT CONSTRUCTION & MINING GROUP

Condensed Statements of Earnings
(unaudited)

                                   		Three Months Ended   	Nine Months Ended
				                                     September 30,       September 30,
(dollars in millions, except
   per share data)		                    1996 	  	 1995      1996       	1995

Revenue		                           	$  606    	$  689   	$ 1,678	     $1,677
Cost of Revenue		                 	    (536)      (615)	   (1,525)     (1,541)
                                     ------     ------    -------      ------
                              					      70	        74	       153	        136

General and Administrative Expenses	    (26)	      (26)	      (85)        (86)
                                    -------     ------    -------      ------
Operating Earnings 			                   44        	48        	68         	50

Other Income (Expense):
	Investment Income, net	                 	7          4 	       15          10
	Interest Expense			                      -	        (1)       	(2)        	(2)
	Other, net			                           12	         8	        41	         54
                                    -------     ------     ------      ------
					                                    19	        11	        54	         62
                                    -------     ------     ------      ------

Earnings Before Income Taxes	           	63        	59	       122        	112

Provision for Income Taxes	      	      (24)	      (20)	      (47)        (39)
                                    -------     ------     ------      ------

Net Earnings 		                	    $   39	     $   39    	$   75      $   73
                                    ======      ======     ======      ======

Earnings per Common and Common
	Equivalent Share			                $ 3.64     $  2.69     $ 7.18      $ 5.18
                                    ======     =======     ======      ======

See accompanying notes to condensed financial statements.


KIEWIT CONSTRUCTION & MINING GROUP

Condensed Balance Sheets

                                       					September 30, 	    December 30,
			                                            		1996	            1995
(dollars in millions)			                      (unaudited)


Assets

Current Assets:
	Cash and cash equivalents		                   $    126        	$  94
	Marketable securities		                            108           120
	Receivables, less allowance of $9 and $10		        295          	258
	Costs and earnings in excess of
		billings on uncompleted contracts     	      	    121           	78
	Investment in construction joint ventures	          65           	73
	Deferred income taxes		                             77           	61
	Other		                                             11            13
                                               --------       -------
Total Current Assets		                              803           697

Property, Plant and Equipment, less accumulated
	depreciation and amortization of $418 and $421	    174           161
Investments		                                        86            83
Other Assets		                                       18            40
                                               --------       -------
					                                          $  1,081      	$   981
                                               ========       =======

Liabilities and Stockholders' Equity

Current Liabilities:
	Accounts payable, including retainage
		of $33 and $42		                            $     150 	    $    179
	Short-term borrowings		                              -            45
	Current portion of long-term debt		                  -            	2
	Accrued construction costs and billings in excess
		of revenue on uncompleted contracts		             201          	111
	Accrued insurance costs		                           78           	79
	Other		                                             54            33
                                               --------      --------
Total Current Liabilities		                         483           449

Long-Term Debt, less current portion           	      9            	9
Other Liabilities		                                  52            56

Stockholders' Equity (Redeemable common stock,
	$350 million current aggregate redemption value):
		Common equity		                                   544           471
		Net unrealized holding gain (loss)		               (2)           	1
		Foreign currency adjustment		                      (5)  	        (5)
                                               --------      --------
Total Stockholders' Equity		                        537           467
                                               --------      --------
					                                          $  1,081      $    981
                                               ========      ========

See accompanying notes to condensed financial statements.

KIEWIT CONSTRUCTION & MINING GROUP

Condensed Statements of Cash Flows
(unaudited)

                                                						Nine Months Ended
						                                                  	September 30,
(dollars in millions)	                              		1996       		1995

Cash flows from operations:
	Net cash provided by operations		                   $   117      	$  91

Cash flows from investing activities:
	Proceeds from sales and maturities of
		marketable securities 		                               174	        177
	Purchases of marketable securities		                   (165)      	(137)
	Proceeds from sales of property, plant	and equipment	    21         	11
	Acquisitions		                                           (3)         	-
	Capital expenditures	  	                                (60)       	(60)
	Other		                                                   3	         (2)
                                                      ------       -----
		Net cash used in investing activities	  	              (30)       	(11)

Cash flows from financing activities:
	Payments on long-term debt, including current portion    (2)        	(4)
	Net change in short-term borrowings	                   	(45)         	-
	Issuance of common stock		                               27         	24
	Repurchases of common stock		                            (4)	        (4)
	Dividends paid		                                        (12)       	(13)
	Exchange of Class B&C Stock for Class D Stock, net	     (19)	      (154)
                                                      ------       ------
		Net cash used in financing activities	                 (55)	      (151)

Effect of exchange rates on cash		                         -	          1
                                                      ------       -----
		Net change in cash and cash equivalents		               32        	(70)

Cash and cash equivalents at beginning of period	         94	         70
                                                      ------       -----
Cash and cash equivalents at end of period		          $  126      	$   -
                                                      ======       =====


See accompanying notes to condensed financial statements.

KIEWIT CONSTRUCTION & MINING GROUP

Notes to Condensed Financial Statements


1.	Basis of Presentation:

	The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 30, 1995 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 30, 1995.

	Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D
Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

	Marketable securities at September 30, 1996 and December 30, 1995 include approximately $57 million and $62 million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at September 30, 1996 and December 30, 1995 include approximately $64 million and $50 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

	Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.	Earnings Per Share:

	Primary earnings per share of common stock have been computed using the weighted average number of shares outstanding during each period.
Fully diluted earnings per share have not been presented because they
are not materially different from primary earnings per share.   The
number of shares used in computing earnings per share was 11,013,724 and 14,740,972 for the three months ended September 30, 1996 and 1995 and 10,542,158 and 14,219,168 for the nine months ended September 30, 1996 and 1995.

	Pursuant to the Certificate of Incorporation of PKS, the stock price calculation is computed annually using the number of shares outstanding at the end of the fiscal year.

KIEWIT CONSTRUCTION & MINING GROUP

Notes to Condensed Financial Statements

3.	Summarized Financial Information:

	The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, and items attributable to the Group are as follows:


	(dollars in millions)

                                    	   					September 30,	    December 30,
							                                          1996	              1995

	Cash and cash equivalents		                    $    -	           $   4
	Marketable securities		                             5	              10
	Property, plant and equipment, net		                5               	5
	Other assets			                                     1                4
                                                ------            -----
	   Total Assets			                             $   11           	$  23
                                                ======            =====

	Accounts payable		                             $    -	           $  10
	Long-term debt, including current portion		         9	              11
                                                ======            =====
	   Total Liabilities		                         $    9	           $  21
                                                ======            =====



                            				Three Months Ended		Nine Months Ended
				                                September 30,		   	September 30,
                               				1996	      1995  	 1996      	1995

	Other income (expense), net	     $  -       	$  1    $ (1)    	$   -

Corporate general and administrative costs have been allocated to the Group. These allocations were less than $1 million for the three months ended September 30, 1996 and 1995 and $1 million for the nine months ended September 30, 1996 and 1995.

Mine management income received from the Diversified Group was $9 million and $8 million for the three months ended September 30, 1996 and 1995 and $24 million and $23 million for the nine months ended September 30, 1996 and 1995.


4.	Other Matters:

In October 1996, the PKS Board of Directors declared a dividend of $.70 per share on Class B and Class C Stock, payable on January 4, 1997 to shareholders of record on January 3, 1997.

The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability, beyond that provided, should not materially affect the Group's financial position, future results of operations or future cash flows.

KIEWIT CONSTRUCTION & MINING GROUP

Management's Discussion and Analysis of Financial Condition and
Results of Operations


Results of Operations - Third Quarter 1996 vs. Third Quarter 1995

Revenue from each of the Group's business segments for the three months ended September 30, was (in millions):

                                               						1996			 1995

	               Construction			                     $  602		$  686
                Other                          			       4		     3
                                                    ------  ------
					                                               $  606		$  689
                                                    ======  ======

Construction. Construction revenue decreased 12% in the third quarter of 1996 compared to the third quarter of 1995. This is a result of several major projects being completed during the third quarter of 1996. In addition, several large projects awarded in 1996 are in the early phases of construction and have not contributed significantly to revenue.

Contract backlog at September 30, 1996 was $2.4 billion, of which 6% is attributable to foreign operations, principally, Canada, the Philippines and Indonesia. Projects on the west coast account for 43% of the total backlog. Contract backlog at September 30, 1995 was $2.2 billion.

Gross margin on construction contracts increased to 11% from 10% during the same period in 1995. Increased operational efficiencies, primarily on joint venture projects, favorably affected construction margins. In addition, the growing materials market continued to have a positive impact on margins.

General and Administrative Expenses. General and administrative expenses in 1996 were consistent with those of 1995. An increase in compensation expense was offset by decreases in computer outsourcing costs and other administrative expenses.

Investment Income, net. Investment income increased 75% for the three months ended September 30 compared to the same period in 1995. Additional earnings from the Group's equity method investees, particularly ME Holding Inc. and Pacific Rock Products, were primarily responsible for the increase in income.

Other, net. The increase in other income is primarily attributable to higher gains on the disposal of operating assets and increases in the mine management fee income from the Diversified Group.

Provision for Income Taxes.    The effective income tax rate for the Group was
38% and 35% for the third quarter of 1996 and 1995.   In 1996, the effective
rate is higher than the expected statutory rate primarily due to state income taxes.


Results of Operations - Nine Months 1996 vs. Nine Months 1995

Revenue from each of the Group's business segments for the nine months ended September 30, was (in millions):

                                  						1996   	   1995

                    	Construction				$ 1,667	   $   1,654
	                    Other	 				          11  	        23
                                     -------    ---------
						                               $ 1,678	   $   1,677
                                     =======    =========

KIEWIT CONSTRUCTION & MINING GROUP

Management's Discussion and Analysis of Financial Condition and
Results of Operations


Construction. Construction and materials revenue increased by $13 million or 1% during the first nine months of 1996 compared to the same period in 1995. The increase in materials sales, due to more favorable weather and market conditions, contributed largely to the increase.

Gross margins on construction and materials projects increased to 9% for the first nine months of 1996 versus 8% for the same time period in 1995.

General and Administrative Expenses. General and administrative expenses declined slightly in 1996. The closing of the Mexico office and declines in other administrative functions were partially offset by an increase in compensation expense.

Investment Income, net. Improvements in earnings for the Group's equity method investees, primarily ME Holding Inc. and Pacific Rock Products, in addition to the elimination of losses on the sales of marketable securities were primarily responsible for the increase in investment income.

Other, net. Other income is primarily comprised of $24 million of mine management income and $16 million of gains on the sale and disposition of construction equipment in 1996. In 1995 mine management income was $23 million, gains on equipment disposals were $9 million and the gain on the Kinross transaction was $21 million.

Provision for Income Taxes. The effective income tax rate for the Group was 38% and 35% for the first nine months of 1996 and 1995. In 1996, the effective rate is higher than the expected statutory rate primarily due to state income taxes.


Financial Condition - September 30, 1996 vs. December 30, 1995

The Group's working capital increased $72 million or 29% during the first nine months of 1996. Cash and cash equivalents increased primarily due to the issuance of common stock totaling $27 million, net proceeds from the sale of marketable securities of $9 million, proceeds from the sale of property, plant and equipment and other assets of $21 million and $117 million of cash provided by operations. Partially offsetting these sources were capital expenditures of $60 million, the repayment of $45 million of short-term borrowings, the exchange for Class D Stock and repurchase of Class B & C stock totaling $23 million and dividend payments of $12 million.

The Group anticipates investing between $40 and $75 million annually in its construction business, including opportunities to acquire additional businesses and may purchase additional shares of the electrical contractor, ME Holding, Inc. Other long term liquidity uses include the payment of income taxes, repurchases and conversions of common stock and the payment of dividends. The Group's current financial condition and borrowing capacity together with anticipated cash flows from operations should be sufficient for immediate cash requirements and future investing activities.

In October, the PKS Board of Directors declared a dividend of $.70 per share on Class B and Class C Stock, payable on January 4, 1997 to shareholders of record on January 3, 1997.